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                             November 22, 2022

       Ian Huen
       Chief Executive Officer
       Aptorum Group Ltd
       17 Hanover Square
       London W1S 1BN , United Kingdom

                                                        Re: Aptorum Group Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38764

       Dear Ian Huen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Part I
       Item 3.D. Risk Factors, page 1

   1. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the
majority of the company   s operations in China poses to investors.
                                                        In particular, describe
the significant regulatory, liquidity, and enforcement risks. For example, specifically
discuss risks arising from the legal system in China, including risks and uncertainties
regarding the enforcement of laws and that rules and regulations in
                                                        China can change
quickly with little advance notice; and the risk that the Chinese government may
intervene or influence your operations at any time, or may exert more control over offerings
conducted overseas and/or foreign investment in China-based
                                                        issuers, which could
result in a material change in your operations and/or the value of the securities you are
registering for sale. Acknowledge any risks that any actions by the
                                                        Chinese government to
exert more oversight and control over offerings that are conducted
 Ian Huen
FirstName LastNameIan  Huen
Aptorum Group  Ltd
Comapany 22,
November  NameAptorum
              2022       Group Ltd
November
Page 2    22, 2022 Page 2
FirstName LastName
         overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
2. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your
         PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
3.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
4. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
5. Please update your disclosure in the risk factor regarding the Holding Foreign Companies
         Accountable Act on page 37 to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 4. Information on the Company
A. History and Development of the Company, page 45

6. At the onset of Item 4, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs)
         based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.
         Your disclosure should acknowledge that Chinese regulatory authorities could disallow
 Ian Huen
FirstName LastNameIan  Huen
Aptorum Group  Ltd
Comapany 22,
November  NameAptorum
              2022       Group Ltd
November
Page 3    22, 2022 Page 3
FirstName LastName
         this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities. As part of your revisions, disclose the jurisdiction in which Libra Sciences Limited is incorporated or chartered.
B. Business Overview, page 48

8. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange.
9. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company.
10.      Please revise your diagram of the company   s corporate structure,
identifying the person or
         entity that owns the equity in each depicted entity, including voting and economic rights.
         Describe all contracts and arrangements through which you claim to exercise control that
         results in consolidation of the VIEs    operations and financial
results into your financial
         statements. Identify clearly the entity in which investors are purchasing their interest and
         the entities in which the company   s operations are conducted.
Describe the relevant
         contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges
 Ian Huen
Aptorum Group Ltd
November 22, 2022
Page 4
         the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
11. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you possess majority voting power, and that the holding company does not conduct operations.
12. Please revise your disclosure here to state that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
13. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
14. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
       Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
       Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
       Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
FirstName LastNameIan Huen
       Describe any restrictions and limitations on your ability to distribute earnings from the
Comapany    NameAptorum
       company,   including Group   Ltd
                             your subsidiaries and/or the consolidated VIEs, to
the parent company
       and 22,
November    U.S.2022
                 investors
                     Page as
                           4 well as the ability to settle amounts owed under
the VIE agreements.
FirstName LastName
 Ian Huen
FirstName LastNameIan  Huen
Aptorum Group  Ltd
Comapany 22,
November  NameAptorum
              2022       Group Ltd
November
Page 5    22, 2022 Page 5
FirstName LastName
Operating and Financial Review and Prospects
Results of Operations
Results of Operations for the Years ended December 31, 2021 and 2020
Research and development expenses, page 92

15. We note you disclose research and development expenses by type of expense. Please expand your disclosure in future filings to provide the costs incurred during each period presented for each of your key research and development programs. If you do not track your research and development costs by program, please disclose that fact, and explain why you do not maintain and evaluate research and development costs by program.
         Provide proposed disclosure with your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Louis Taubman, Esq.